Exhibit 99.2

GREAT PANTHER MINING LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

GREAT PANTHER MINING LIMITED	Page 1
Management’s Discussion & Analysis

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	4
CHANGE IN COST REPORTING MEASURES	5
OPERATIONAL AND FINANCIAL HIGHLIGHTS	6
MINING OPERATIONS	8
ADVANCED PROJECTS	15
SUMMARY OF SELECTED QUARTERLY INFORMATION	16
RESULTS OF OPERATIONS	18
OUTLOOK	24
LIQUIDITY AND CAPITAL RESOURCES	26
TRANSACTIONS WITH RELATED PARTIES	28
CRITICAL ACCOUNTING ESTIMATES	29
CHANGES IN ACCOUNTING POLICIES	29
NEW ACCOUNTING STANDARDS	29
FINANCIAL INSTRUMENTS	29
SECURITIES OUTSTANDING	30
NON-GAAP MEASURES	30
INTERNAL CONTROLS OVER FINANCIAL REPORTING	39
DISCLOSURE CONTROLS AND PROCEDURES	39
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	39
CAUTIONARY NOTE TO U.S. INVESTORS	43

GREAT PANTHER MINING LIMITED	Page 2
Management’s Discussion & Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three and nine-month periods ended September 30, 2019 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as the annual audited consolidated financial statements for the year ended December 31, 2018, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at October 30, 2019, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-GAAP measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations including the recently acquired Tucano Gold Mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia Mine (“Topia”) in the state of Durango and the Guanajuato Mine Complex (“GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato Mine, the San Ignacio Mine, and the Cata processing plant, producing silver and gold concentrate. Topia produces concentrates containing silver, gold, lead and zinc.

On March 5, 2019, the Company acquired Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company previously listed on the Australian Securities Exchange which owned and operated Tucano. Tucano is part of an expansive set of exploration tenements, which are highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane. The Company believes Tucano has significant potential in-mine and near-mine resource growth opportunities, in addition to multiple tenure-wide exploration targets.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance and the Company is establishing the conditions under which a restart of production can be implemented.

The Company also owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED	Page 3
Management’s Discussion & Analysis

SIGNIFICANT EVENTS

Tucano Gold Mine

In the third quarter of 2019, Tucano had an increase in production compared to the previous quarter mainly due to increased mining rates in the high-grade sulfide ore, and higher gold grades and recoveries, following the successful commissioning of the Supplemental Oxygen System at the end of April 2019 (discussed further in the Mining Operations section below). The Company also continued to advance its exploration program following the announcement of high-grade drilling results in the July 30, 2019 press release.

Urucum Central South Pit

As noted in the Company’s press releases on October 7, 2019 and October 15, 2019, the Company discovered a geotechnical issue in the west wall of the Urucum Central South pit (“UCS”) at Tucano on October 6, 2019. As a result of these geotechnical issues, Great Panther has taken UCS out of its short-term production plan and is conducting a full geotechnical review of UCS and is monitoring UCS and other Urucum pits. To compensate for the loss of UCS production for the balance of 2019, the Company has re-sequenced and accelerated production from other pits, primarily the Urucum North and Urucum South pits. After 2019, UCS was not scheduled to return to production until 2021 and 2022.

The Company is engaging an independent geotechnical engineering firm to assist in the preparation of a work plan for the remediation of UCS (the “UCS Work Plan”). The UCS Work Plan will identify the geotechnical analysis and updated mine plan for the additional stripping and rehabilitation required to bring UCS back into production. Once the UCS Work Plan has been completed, the Company will be able to assess the anticipated capital cost required to bring UCS back into production, the anticipated timeframe for reactivation of UCS, the long-term impact on operating costs, and any impact on the mine plan for UCS.

Until such time as the UCS Work Plan has been completed, the Company is not able to provide any assurance as to (i) whether UCS can be economically remediated, as is presently anticipated, (ii) the costs of this remediation work, (iii) any change in long-term operating costs for UCS, (iv) any impact on Mineral Reserves at UCS, or (v) any impact on the economics of continued mining at UCS. The Company also cautions that its ability to complete the required remediation work will be contingent upon the Company having sufficient funds from operating cash flows (which will be adversely impacted by the UCS geotechnical issue) and additional debt or equity financings (of which there is no assurance) to fund this remediation work. The Company notes that there is increased risk to the Company and its future cash flows and profitability associated with the remediation of UCS.

As a result of this event, Great Panther is lowering its fourth quarter guidance for Tucano (discussed further in the Outlook section below).

Mineral Resource and Mineral Reserve Update

The Company has engaged Roscoe Postle & Associates Inc. (“RPA”) as its independent mining and geological consultants in connection with the preparation of an updated Mineral Resource and Mineral Reserve estimate for Tucano with an effective date of September 30, 2019. The expected timing of the completion and announcement of the updated Mineral Resource and Reserve estimate is to facilitate the preparation of the Company’s budgets and guidance for 2020.

Guanajuato Mine Complex

In the third quarter of 2019, production continued to be sourced from the San Ignacio Mine, while the exploration program at Guanajuato advanced with three drill rigs in operation. The objective of the exploration program is to outline in-situ blocks of higher-grade mineralization and to bring the Guanajuato Mine back into production in 2020. The Company is also expecting to release an updated NI 43-101 resource estimate in the first quarter of 2020.

Topia Mine

In the third quarter of 2019, Topia achieved a new record level of quarterly production (discussed further in the Mining Operations section below). The Company conducted additional mine development in order to increase mining rates, and purchased high-grade ore from a neighbouring small mine. The Company also performed exploration drilling to better define existing mineral resources, and to extend the mineral resources into new areas, both in terms of along presently mined veins and along new veins.

Coricancha

On July 8, 2019, the Company approved a positive production decision following the completion of the Bulk Sample Program (“BSP”, as further defined below) which confirmed the key operating assumptions contained in its Preliminary Economic Assessment (“PEA”) announced in May 2018. The Company is reviewing the conditions under which a restart of Coricancha production can be implemented. In October, an ore processing campaign commenced utilizing 19,000 tonnes of old ore stockpiles that have been deemed economically viable. Once this campaign is completed, the mine will return to care and maintenance while the Company establishes the set of conditions under which a return to operations can commence, and conducts additional engineering and operational planning to further optimize and de-risk the project.

GREAT PANTHER MINING LIMITED	Page 4
Management’s Discussion & Analysis

Short Form Base Shelf Prospectus

On July 2, 2019, the Company filed a short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except for Quebec, and a corresponding registration statement on Form F-10 with the Securities Exchange Commission (the "Base Shelf Prospectus"). Subject to the subsequent preparation and filing of prospectus supplements, these filings allow Great Panther to make offerings of common shares, warrants, subscription receipts, units, or any combination thereof, having an aggregate offering price of up to $120 million in Canada and the United States over a 25-month period. Great Panther filed this Base Shelf Prospectus with the intention of maintaining financial flexibility, and the maximum amount that could potentially be offered under the Base Shelf Prospectus does not reflect an estimate of future financing requirements.

At-The-Market Offering

On July 9, 2019, the Company entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co. and Eight Capital (the “ATM Agreement”). Under the ATM Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell common shares of the Company up to aggregate gross proceeds of $25.0 million (the “ATM Facility”). Sales of the common shares will be made in "at-the-market distributions", as defined in National Instrument 44-102, directly on the NYSE American Stock Exchange or on any other existing trading market in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. As of the date of the MD&A, the Company has not issued any common shares under the ATM Facility.

Bought Deal Offering

On August 8, 2019, the Company completed an equity bought deal offering of 23,000,000 common shares at the price of $0.75 per share for aggregate gross proceeds of $17.3 million. The Company paid a cash commission to the underwriters equal to 5% of the gross proceeds of the offering. The intended use of net proceeds from this offering are for (i) near mine and regional exploration programs at Tucano, (ii) capital expenditures in connection with Tucano including optimization initiatives, and (iii) improvement of the Company's working capital balances and general corporate purposes.  To the date of this MD&A, $1.6 million of the net proceeds of the offering were used to repay existing unsecured debt under the Company’s amended credit agreement with MACA Limited (“MACA”), a former contractor at Tucano. The offering was made by way of a prospectus supplement dated August 1, 2019 to the Company's aforementioned Base Shelf Prospectus.

Appointment of New Chair of the Board of Directors

On July 16, 2019, Jeffrey R. Mason was appointed Chair of the Board of Directors of the Company succeeding R.W. (Bob) Garnett, who continues on the Board. Mr. Mason has been a Director of, or advisor to, Great Panther since June 2014. He has been a senior executive and director of multiple mining companies, and currently serves on the boards of Auryn Resources Inc. and Torq Resources Inc. The Board and senior management thank Mr. Garnett for his tremendous contribution and service as Chair over the past seven years.

SUBSEQUENT EVENT

Change of Senior Management

On October 30, 2019, the Company announced that James Bannantine, President & CEO, departed the Company following a determination by the Company’s Board of Directors to effect a leadership change.  Board Chair, Jeffrey Mason, assumed the additional role of Interim President & CEO until a permanent successor is in place.  Mr. Mason has been actively involved in overseeing the Company’s operations since his appointment as Board Chair in July 2019.  Mr. Mason first joined Great Panther’s Board in May 2014 and has played an active role on various committees developing the strategic direction of the Company and overseeing acquisitions and integration.  It was also announced that a formal search process would be commenced forthwith.

CHANGE IN COST REPORTING MEASURES

As a result of the Acquisition, the Company’s primary metal production by value is now gold. In addition, Great Panther’s Mexican silver mine operations produce a significant component of gold by-product. As a result, the Company has changed to primary reporting of cash cost and All-in sustaining cost (“AISC”) metrics on a per ounce of gold sold basis, net of by-product credits (refer to the Non-GAAP Measures section for definitions and reconciliations of these measures to the Company’s reported financial results). Cash cost and AISC measures on a payable silver ounce basis (net of by-product credits) continue to be provided for the Company’s Mexican operating mines as these remain primary silver producing mines by value.

GREAT PANTHER MINING LIMITED	Page 5
Management’s Discussion & Analysis

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The consolidated operating and financial results and related discussion throughout the document reflect Tucano operations for the period from the Acquisition date March 5, 2019 to September 30, 2019.

	Q3 2019	Q3 2018	Change	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change
OPERATING RESULTS
Total material mined - Tucano (tonnes)[1]	6,908,097	-[1]	N/A1	13,486,171	-[1]	N/A1
Ore mined - Tucano (tonnes)[1]	548,082	-[1]	N/A1	1,186,788	-[1]	N/A1
Ore mined - Mexico (tonnes)	65,372	92,997	-30%	198,034	284,585	-30%
Tonnes milled - Tucano[1]	747,498	-[1]	N/A1	1,660,347	-[1]	N/A1
Tonnes milled - Mexico (excluding custom milling)	65,762	92,920	-29%	199,303	284,958	-30%
Tonnes milled - Consolidated operations (excluding custom milling)	813,260	92,920	N/A1	1,859,650	284,958	N/A1
Plant gold head grade (g/t) - Tucano[1]	1.62	-[1]	N/A1	1.45	-[1]	N/A1
Gold ounces produced - Tucano[1]	36,317	-[1]	N/A1	71,380	-[1]	N/A1
Gold ounces produced - Consolidated operations	39,651	4,737	737%	81,405	16,060	407%
Gold equivalent ounces (“Au eq oz”) produced[2]	47,374	12,789	270%	102,156	40,240	154%
Gold ounces sold	43,025	3,623	1,088%	81,064	15,297	430%
Au eq oz sold[2]	50,118	10,592	373%	100,121	37,289	169%
Cash cost per gold ounce sold[3]	$995	$1,002	-1%	$945	$632	50%
AISC per gold ounce sold, excluding corporate G&A expenditures [3]	$1,330	$1,367	-3%	$1,277	$930	37%
AISC per gold ounce sold[3]	$1,397	$1,773	-21%	$1,384	$1,257	10%

1 Some comparative data has not been provided as this relates to the period of ownership by Beadell. The data presented for the nine months ended September 30, 2019 is the period from March 5, 2019 to September 30, 2019 for which the Company owned Tucano following the Acquisition.

2 Gold equivalent ounces are referred to throughout this document. Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

3 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 6
Management’s Discussion & Analysis

(in thousands, except per ounce, per share and exchange rate figures)	Q3 2019	Q3 2018	Change	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change
FINANCIAL RESULTS
Revenue	$71,002	$11,691	507%	$132,974	$45,787	190%
Mine operating earnings before non-cash items[1]	$20,020	$667	2,901%	$35,923	$10,003	259%
Mine operating earnings	$10,167	$57	17,737%	$14,447	$6,979	107%
Net loss	$(6,134)	$(3,642)	-68%	$(20,908)	$(6,504)	-221%
Adjusted EBITDA[1]	$13,721	$(2,968)	562%	$15,751	$(2,416)	752%
Operating cash flow before changes in net non-cash working capital	$13,275	$(2,527)	625%	$11,366	$(2,945)	486%
Cash and short-term deposits at end of period	$27,275	$57,936	-53%	$27,275	$57,936	-53%
Net working capital at end of period	$12,715	$65,020	-80%	$12,715	$65,020	-80%
Average realized gold price per oz2	$1,460	$1,186	23%	$1,388	$1,286	8%
Average realized silver price per oz2	$17.68	$14.45	22%	$15.98	$15.81	1%
Loss per share - basic and diluted	$(0.02)	$(0.02)	0%	$(0.08)	$(0.04)	-100%
Brazilian real (“BRL”)/USD	$3.97	$3.96	0%	$3.89	$3.60	8%
Mexican peso (“MXN”)/USD	$19.43	$18.99	2%	$19.26	$19.04	1%

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED	Page 7
Management’s Discussion & Analysis

MINING OPERATIONS

Consolidated operations

	Q3 2019	Q3 2018	Change	% Change	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change	% Change
Total material mined - Tucano (tonnes) [1]	6,908,097	-[1]	N/A1	N/A1	13,486,171	-[1]	N/A1	N/A1
Ore mined - Tucano (tonnes)[1]	548,082	-[1]	N/A1	N/A1	1,186,788	-[1]	N/A1	N/A1
Ore mined - Mexico (tonnes)	65,372	92,997	(27,625)	-30%	198,034	284,585	(86,551)	-30%
Tonnes milled - Tucano[1]	747,498	-[1]	N/A1	N/A1	1,660,347	-[1]	N/A1	N/A1
Tonnes milled - Mexico (excluding custom milling)	65,762	92,920	(27,158)	-29%	199,303	284,958	(85,655)	-30%
Tonnes milled - Consolidated operations (excluding custom milling)	813,260	92,920	720,340	N/A1	1,859,650	284,958	1,574,692	N/A1
Consolidated Production
Gold (ounces)	39,651	4,737	34,914	737%	81,405	16,060	65,345	407%
Silver (ounces)	418,032	448,840	(30,808)	-7%	1,106,131	1,419,712	(313,581)	-22%
Lead (tonnes)	539	572	(33)	-6%	1,474	1,484	(10)	-1%
Zinc (tonnes)	689	639	50	8%	1,926	1,700	226	13%
Au eq oz	47,374	12,789	34,585	270%	102,156	40,240	61,916	154%
Consolidated Sales
Gold ounces sold	43,025	3,623	39,402	1,088%	81,064	15,297	65,767	430%
Au eq oz sold	50,118	10,592	39,526	373%	100,121	37,289	62,832	169%
Cost metrics
Cash cost per gold ounce sold[2]	$995	$1,002	$(7)	-1%	$945	$632	$313	50%
AISC per gold ounce sold, excluding corporate G&A expenditures[2]	$1,330	$1,367	$(37)	-3%	$1,277	$930	$347	37%
AISC per gold ounce sold[2]	$1,397	$1,773	$(376)	-21%	$1,384	$1,257	$127	10%

The consolidated operating results, cash cost and AISC for the three and nine months ended September 30, 2019 reflect Tucano operations from the date of the completion of the Acquisition, and a comparison to those of prior periods on an overall basis is not meaningful. Refer to the discussion of operating and cost metrics for the individual mines in the following sections.

Consolidated AISC per gold ounce sold (excluding corporate general and administrative (“G&A”) expenses) of $1,330 for the third quarter of 2019 is higher than the revised consolidated annual cost guidance of $1,230 - $1,270 per gold ounce sold (excluding corporate G&A expenses) for the following reasons (Refer to Outlook section for discussion of 2019 production and cost guidance):

•	Tucano’s capitalized stripping for production in future periods and the liability to pay the Amapá State Mineral Resources Inspection Fee (“TFRM”) in the third quarter of 2019, as discussed in the Tucano operations section below.
•	Higher cash cost per silver payable ounce at Topia due to a less favourable market for Topia’s concentrates and general cost increases over the prior year comparative period, as discussed in the Topia operations section below.
•	Adoption of the new accounting standard IFRS 16 - Leases.

1 The data presented for the nine months ended September 30, 2019 is for the period from March 5, 2019 to September 30, 2019, the period for which the Company owned Tucano following the Acquisition.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 8
Management’s Discussion & Analysis

For the purposes of consolidated cash cost and AISC per gold ounce sold, GMC and Topia are incorporated on the basis of Au eq oz production and sales, and other metals produced are treated as by-products. See the Non-GAAP Measures section for detailed reconciliations and computation of these measures.

Tucano Gold Mine

	Q3 2019	Q2 2019	Change	% Change	Period from March 5, 2019 to September 30, 2019
Mining and Processing
Ore mined (tonnes)	548,082	534,846	13,236	2%	1,186,788
Ore mined grade (g/t)	1.90	1.45	0.45	31%	1.65
Marginal ore mined (tonnes)	1,521	11,422	(9,901)	-87%	26,103
Total waste mined (tonnes)	6,360,015	4,474,546	1,885,469	42%	12,299,383
Total material mined (tonnes)	6,908,097	5,009,392	1,898,705	38%	13,486,171
Strip ratio	11.6	8.5	3.1	36%	10.6
Tonnes milled	747,498	718,682	28,816	4%	1,660,347
Plant head grade (g/t)	1.62	1.41	0.21	15%	1.45
Plant gold recovery (%)	93.2%	91.9%	1.3%	1%	92.2%
Production
Gold ounces	36,317	29,899	6,418	21%	71,380
Sales
Gold ounces	40,024	26,469	13,555	51%	71,808
Cost metrics
Cost per tonne milled[1]	$56	$34	$22	65%	$42
Cash cost per gold ounce sold[1]	$1,043	$916	$127	14%	$971
AISC per gold ounce sold[1]	$1,349	$1,142	$207	18%	$1,274

The data presented for the nine months ended September 30, 2019 is for the period from Acquisition to September 30, 2019.

During the third quarter of 2019, Tucano produced 36,317 ounces of gold, an increase of 21% compared to the second quarter of 2019, mainly due to increased mining rates in the high-grade sulfide ore, and higher gold grade and recoveries. These significant improvements in the gold grades and recoveries are primarily attributable to the successful commissioning of the Supplemental Oxygen System at the end of April 2019, which enabled Tucano to process an increased proportion of higher-grade sulphide ore and achieve higher gold recoveries.

Cash cost per gold ounce sold for Tucano was $1,043 for the third quarter of 2019, compared to $916 in the second quarter of 2019. The $127 per gold ounce sold increase was mainly due to the TFRM for gold production for years 2014 to 2019 of $3.4 million ($85 per payable ounce) that was expensed during the third quarter of 2019. TFRM is a state tax levied on mineral production (control, monitoring and supervision of research activities, mining, exploration and exploitation of mineral resources fee). The calculation is based on tonnes of ore mined based on a fixed percentage determined by the state government. Previously, Tucano had challenged paying TFRM and was required to make a judicial deposit to the Amapá State court. However, based on recent changes in the Amapá state law and negotiations with the Amapá State government, the Company established the accrual for the TFRM for past periods in the third quarter and the amount will be paid from the judicial deposit. Through the negotiations with the Amapá State government, the Company was able to obtain a countervailing exemption for Imposto de Circulação de Mercadorias e Serviços (“ICMS”), a Brazilian sales tax, on power and fuel costs, which is expected to generate significant operating cost savings for Tucano in the future (approximately BRL $1.0 million per month based on current forecasts). This ICMS exemption is until the end of 2020, with the possibility of being extended to the end of 2023.

1 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 9
Management’s Discussion & Analysis

The factors increasing cash cost were partly offset by higher gold grades, higher sales volume, and the weakening of the BRL to the USD.

AISC per gold ounce sold for Tucano was $1,349 for the third quarter of 2019, compared to $1,142 in the second quarter of 2019. The $207 per gold ounce sold increase was mainly due to the aforementioned higher cash costs, as well as significantly higher stripping costs from an increase in waste movement as a result of pre-stripping multiple pits in preparation for large ore movement and production in the fourth quarter of 2019 and stockpiling for the rainy season commencing at the beginning of 2020. AISC per gold ounce sold is expected to approximate the Company’s annual revised consolidated guidance of $1,230 - $ 1,270 per gold ounce sold in the fourth quarter of 2019.

GREAT PANTHER MINING LIMITED	Page 10
Management’s Discussion & Analysis

Guanajuato Mine Complex

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition of Tucano, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at GMC, as silver continues to represent a significant portion of its production.

	Q3 2019	Q3 2018	Change	% Change	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change	% Change
Tonnes mined	45,067	73,939	(28,872)	-39%	138,128	229,070	(90,942)	-40%
Tonnes milled	44,001	74,303	(30,302)	-41%	138,900	230,236	(91,336)	-40%
Production
Silver (ounces)	143,807	260,836	(117,029)	-45%	410,326	842,352	(432,026)	-51%
Gold (ounces)	2,991	4,414	(1,423)	-32%	8,949	15,240	(6,291)	-41%
Silver equivalent ounces (“Ag eq oz”) [1]	383,072	613,938	(230,866)	-38%	1,126,216	2,061,540	(935,324)	-45%
Sales
Gold ounces sold	2,787	3,402	(615)	-18%	8,508	14,718	(6,210)	-42%
Payable silver ounces	127,834	213,858	(86,024)	-40%	387,420	832,855	(445,435)	-53%
Ag eq oz sold[1]	350,795	485,952	(135,157)	-28%	1,068,024	2,010,281	(942,257)	-47%
Average ore grades
Silver (g/t)	119	124	(5)	-4%	108	129	(21)	-16%
Gold (g/t)	2.47	2.12	0.35	17%	2.34	2.34	0.00	0%
Metal recoveries
Silver	85.6%	87.8%	-2.2%	-3%	84.8%	88.1%	-3.3%	-4%
Gold	85.4%	87.1%	-1.7%	-2%	85.5%	87.8%	-2.3%	-3%
Cost metrics
Cost per tonne milled[2]	$95	$114	$(19)	-17%	$95	$109	$(14)	-13%
Cash cost per payable silver ounce[2]	$2.12	$17.21	$(15.09)	-88%	$6.73	$9.56	$(2.83)	-30%
AISC per payable silver ounce[2]	$9.82	$21.68	$(11.86)	-55%	$14.30	$14.01	$0.29	2%

The following discusses the changes in results for the third quarter of 2019 compared to the third quarter of 2018 unless otherwise noted.

Metal Production

Metal production decreased by 38% mainly due to lower throughput as the Company continues to source ore from San Ignacio while focusing on an exploration program at Guanajuato. In addition, average silver grades were lower due to variability in the mineral resource. Silver and gold recoveries were lower due to the transition from processing an ore blend from Guanajuato and San Ignacio to San Ignacio ore which required metallurgical adjustments. These were partly offset by higher average gold grades due to mining from a stope with higher grades of gold during the quarter.

1 Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 11
Management’s Discussion & Analysis

Cost per tonne milled

Cost per tonne milled decreased by $19 per tonne as MXN denominated production costs declined as a result of the restructuring efforts in the fourth quarter of 2018 and the first quarter of 2019; however, these were mostly offset by the decrease in mill throughput (net $16 per tonne effect). The cost per tonne milled also decreased as a result of a weakening of the MXN to the USD ($3 per tonne effect).

Cash cost per payable silver ounce

Cash cost per payable silver ounce decreased by $15.09 per payable silver ounce primarily due to lower MXN production costs, lower smelting and refining charges and higher gold by-product credits, but was partly offset by lower payable silver ounces (net $13.77 per oz effect). The cash cost per payable silver ounce also decreased as a result of the weakening of the MXN to the USD, which had the effect of reducing production costs in USD terms by $1.32 per oz.

All-in sustaining cost per payable silver ounce

All-in sustaining cost decreased by $11.86 per payable silver ounce primarily due to the decrease in cash cost ($15.09 per oz effect) as described above, and lower capital expenditures ($2.57 per oz effect). These factors were partly offset by the lower number of payable silver ounces which increased AISC on a per ounce basis ($3.01 per oz effect), the Guanajuato Mine care and maintenance costs that commenced in the first quarter of 2019 ($1.67 per oz effect), and higher sustaining exploration, evaluation and development (“EE&D”) expenses ($1.12 per oz effect).

Exploration

Metres of exploration drilling	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Guanajuato Mine	3,592	1,059	5,543	2,828
San Ignacio Mine	2,868	427	9,708	7,085
Total	6,460	1,486	15,251	9,913

For the quarter ended September 30, 2019, the number of metres of exploration drilling increased compared to the same period in 2018 mainly due to the focused exploration program for the Guanajuato Mine that commenced in the second quarter of 2019 with the objective to outline in-situ blocks of higher-grade mineralization to bring it back into production in 2020. To date, the activities have included an extensive mine scale program including historical data review, geological mapping, rock sampling, and data compilation and interpretation, and underground drilling at three drill rigs at the Valenciana, Pozos and Rayas mines. The Company is also conducting surface drilling at San Ignacio to expand the existing mineral resource in the northern extent of the Nombre de Dios vein system, as well as to identify new resources in the San Pedro area along with the Melladito and Plateros vein systems.

Development and drilling costs for GMC are expensed.

Permitting

There have been no changes to the status of the GMC permitting matters since those disclosed in the Company’s MD&A for the three months ended March 31, 2019, except for the wastewater discharge at San Ignacio as discussed below. Please refer to the notes to the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 for discussion of these matters.

Wastewater discharge at San Ignacio

In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted. Subsequent to September 30, 2019, the Company received the authorization to legally discharge wastewater from San Ignacio.

GREAT PANTHER MINING LIMITED	Page 12
Management’s Discussion & Analysis

Topia Mine

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition of Tucano, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent the primary metal produced by value.

	Q3 2019	Q3 2018	Change	% Change	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change	% Change
Tonnes mined	20,306	19,058	1,248	7%	59,907	55,515	4,392	8%
Tonnes milled	21,761	18,617	3,144	17%	60,403	54,722	5,681	10%
Custom milling	—	—	—	0%	957	—	957	100%
Total tonnes milled	21,761	18,617	3,144	17%	61,360	54,722	6,638	12%
Production
Silver (ounces)	274,225	188,004	86,221	46%	695,805	577,360	118,445	21%
Gold (ounces)	344	323	21	7%	1,077	820	257	31%
Lead (tonnes)	539	572	(33)	-6%	1,474	1,484	(10)	-1%
Zinc (tonnes)	689	639	50	8%	1,926	1,700	226	13%
Silver equivalent ounces [1]	501,469	409,190	92,279	23%	1,335,862	1,157,642	178,220	15%
Sales
Payable silver ounces	267,496	188,292	79,204	42%	644,558	525,563	118,995	23%
Gold ounces sold	214	222	(8)	-4%	748	579	169	29%
Ag eq oz sold[1]	456,736	361,365	95,371	26%	1,164,766	972,796	191,970	20%
Average ore grades
Silver (g/t)	418	334	84	25%	382	351	31	9%
Gold (g/t)	0.86	0.90	(0.04)	-4%	0.98	0.78	0.20	26%
Lead (%)	2.65	3.24	(0.59)	-18%	2.63	2.87	(0.24)	-8%
Zinc (%)	3.37	3.64	(0.27)	-7%	3.38	3.31	0.07	2%
Metal recoveries
Silver	93.8%	94.0%	-0.2%	0%	93.7%	93.5%	0.2%	0%
Gold	57.4%	59.6%	-2.2%	-4%	56.4%	59.9%	-3.5%	-6%
Lead	93.4%	94.8%	-1.4%	-1%	93.8%	94.6%	-0.8%	-1%
Zinc	93.9%	94.3%	-0.4%	0%	94.2%	93.8%	0.4%	0%
Cost metrics
Cost per tonne milled[2]	$213	$184	$29	16%	$216	$181	$35	19%
Cash cost per payable silver ounce[2]	$12.35	$7.77	$4.58	59%	$12.34	$6.68	$5.66	85%
AISC per payable silver ounce[2]	$16.66	$9.73	$6.93	71%	$15.90	$8.28	$7.62	92%

The following discusses the changes in results for the third quarter of 2019 compared to the third quarter of 2018 unless otherwise noted.

Tonnes milled

Mill throughput increased by 17% mainly due to additional mill feed from increased mining rates and adding new mining areas, as well as higher mill availability.

1 Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 13
Management’s Discussion & Analysis

Metal Production

Metal production increased by 23% mainly due to higher throughput and improvement in average silver grades. These factors were partly offset by lower gold, lead and zinc grades, as well as lower recoveries for all metals.

Cost per tonne milled

Cost per tonne milled increased by $29 per tonne primarily due to higher MXN production costs ($43 per tonne effect) (discussed further in the Cash cost per payable silver ounce section below), and the cost of high grade ore purchased from the neighbouring small mine ($10 per tonne effect). These were partially offset by higher mill throughput ($20 per tonne effect), and the weakening of the MXN to the USD ($4 per tonne effect).

Cash cost per payable silver ounce

Cash cost increased by $4.58 per payable silver ounce primarily due to higher MXN production costs ($5.21 per oz effect), due to cost increases over the comparative period in salaries and wages ($2.06 per oz effect), mining contractor rates and production bonuses ($0.97 per oz effect), mine rehabilitation and maintenance costs ($0.95/oz effect), general plant maintenance costs ($0.57 per oz effect), electricity rates ($0.39 per oz effect), and rates for concentrate freight ($0.27 per oz effect). Also contributing to the increase in cash were higher smelting and refining charges ($2.82 per oz effect). These were partly offset by the higher payable silver ounces ($1.54 per oz effect), the high-grade ore purchased from the neighbouring small mine that translated into higher silver ounces per tonne milled, which had the positive effect of reducing unit cost ($1.16/oz effect), the higher by-product credits ($0.40 per oz effect), and the weakening of the MXN to the USD ($0.35 per oz effect).

All-in sustaining cost per payable silver ounce

All-in sustaining cost increased by $6.93 per payable silver ounce primarily due to the increase in cash cost ($4.58 per oz effect) as described above, higher capital expenditures ($1.40 per oz effect), higher sustaining EE&D expenses ($1.35 per oz effect), and lease liability payments ($0.18 per oz effect). These factors were partly offset by higher payable silver ounces ($0.58 per oz effect).

Exploration

Metres of exploration drilling	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Total metres of exploration drilling	4,185	—	4,185	—

The Company commenced exploration drilling at the 15-22, Argentina and Hormiguera mines in the third quarter of 2019. The main purpose of this exploration program is to better define existing mineral resources, and to extend the mineral resources into new areas, both in terms of along presently mined veins and along new veins. The program is being conducted with three underground drill rigs performing infill drilling, and one surface drill rig focused on step-out drilling.

Permitting

There have been no changes to the status of the Topia permitting matters since those disclosed in the Company’s MD&A for the six months ended June 30, 2019. Please refer to the notes to the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 for discussion of these matters.

GREAT PANTHER MINING LIMITED	Page 14
Management’s Discussion & Analysis

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a PEA which outlined the potential for three million Ag eq oz of annual production, and in June 2019, it completed the BSP which successfully confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified several opportunities to enhance overall economics of the project, and the potential to increase the life of mine through developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead, and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

Based on the results of the BSP, the Company approved a positive decision to restart production. The Company is reviewing the conditions under which such a restart can be implemented. In October, the Company, commenced an ore processing campaign utilizing 19,000 tonnes of old ore stockpiles that have been deemed economically viable. Once this campaign is completed, the mine will return to care and maintenance while the Company establishes the set of conditions necessary to recommence operations and conducts additional engineering and operational planning to further optimize and de-risk the project.

The Company does not currently plan to complete a feasibility study in connection with the production decision due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. The National Instrument 43-101 Technical Report (“NI 43-101”) for the PEA was issued on July 13, 2018, and is available on the Company’s website, SEDAR and EDGAR.

Legacy tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with the previous owner for the reimbursement of costs to execute reclamation activities up to an agreed maximum. The Company continues to seek approval of a modification to a remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

Concurrently, the Company has successfully undertaken various legal measures to protect itself from any pending or new fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. The Company believes this matter can be resolved favourably but cannot provide any assurance. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

GREAT PANTHER MINING LIMITED	Page 15
Management’s Discussion & Analysis

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000’s, except per-share amounts)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
Revenue	$71,002	$45,278	$16,694	$13,647	$11,691	$17,077	$17,019	$17,384
Production costs	50,982	33,480	12,590	11,630	11,024	12,967	11,794	12,422
Mine operating earnings before non-cash items[1]	20,020	11,798	4,104	2,017	667	4,110	5,225	4,962
Amortization and share-based compensation	9,853	9,103	2,519	811	610	1,207	1,206	1,207
Mine operating earnings	10,167	2,695	1,585	1,206	57	2,903	4,019	3,755
EE&D	2,901	4,488	2,759	3,768	3,341	2,617	3,326	2,568
Finance and other income (expense)	(9,738)	(84)	(2,457)	757	1,112	(912)	889	(459)
Net loss for the period	(6,134)	(5,627)	(9,146)	(3,559)	(3,642)	(2,765)	(97)	(1,918)
Basic and diluted earnings (loss) per share	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)	(0.02)	(0.00)	(0.01)
Adjusted EBITDA[1]	13,721	3,114	(1,085)	(2,638)	(2,968)	137	415	904

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
Tonnes milled[2]	813,260	782,568	263,821	89,270	92,920	95,169	96,869	98,396
Production
Gold (ounces)	39,651	33,461	8,293	4,101	4,737	5,492	5,831	5,931
Silver (ounces)	418,032	349,668	338,431	438,152	448,840	479,809	491,063	514,218
Lead (tonnes)	539	453	481	474	572	480	433	441
Zinc (tonnes)	689	575	662	661	639	528	533	551
Au eq oz	47,374	39,922	14,860	11,897	12,789	13,522	13,928	13,322
Sales
Gold ounces sold	43,025	29,850	8,189	4,262	3,623	6,013	5,661	5,783
Au eq oz sold	50,118	35,759	14,244	11,807	10,592	13,634	13,063	12,975
Cost metrics
Cash cost per gold ounce sold[1]	$995	$914	$793	$777	$1,002	$591	$440	$434
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$1,330	$1,167	$1,404	$992	$1,367	$860	$723	$754
AISC per gold ounce sold[1]	$1,397	$1,274	$1,714	$1,385	$1,773	$1,165	$1,024	$1,044

The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year and therefore there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, the Tucano operation is affected by seasonal weather. During the wet season (normally from February until July), production rates are lower than the dry season (normally August until January). Quarterly revenue has been on a rising trend since the acquisition of Tucano. Prior to the Acquisition of Tucano, the Company’s trend in revenue was mainly impacted by the fluctuation in prices for silver and gold.

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Excludes purchased ore.

GREAT PANTHER MINING LIMITED	Page 16
Management’s Discussion & Analysis

Metal production for the five quarters presented up to December 31, 2018 was in the 11,800 - 13,700 Au eq oz range until the first quarter of 2019 when the metal production significantly increased due to the addition of Tucano. Metal production for the second and third quarters of 2019 also increased due to the successful commissioning of the Supplemental Oxygen System at Tucano.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, rates of metal production, variability in the mineral resource, EE&D activities, and foreign exchange rates, and since the acquisition of Tucano, seasonality of production has become a significant factor as discussed above. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from the third quarter of 2018 until its completion in the second quarter of 2019. Production costs in Mexico have increased in more recent quarters as a result of higher variability in mineral resources at GMC, significant one-time charges affecting Topia’s plant costs, personnel restructuring costs and mining contractor rate increases at both GMC and Topia.

To mitigate its foreign exchange risk, the Company from time to time enters into forward contracts for foreign currencies. To the end of the first quarter of 2019, these were primarily for MXN. Commencing the second quarter of 2019, the Company entered into contracts for BRL. Such contracts can result in foreign exchange gains and losses, as these contracts are marked to market at the end of each reporting period. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

Since the second quarter of 2017, the Company’s exploration, evaluation and development expenditures have been primarily incurred in relation to the Coricancha care and maintenance and project expenditures after its acquisition in June 2017. Additional costs in 2018 were incurred when the Company completed the Coricancha PEA and commenced the BSP. These costs further increased in 2019 as the Company continued and completed the BSP in June 2019, and undertook exploration drilling at both Tucano and GMC.

G&A expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes in the third quarter of 2017, and the inclusion of G&A expenditures of the parent company of Tucano since the Acquisition.

GREAT PANTHER MINING LIMITED	Page 17
Management’s Discussion & Analysis

RESULTS OF OPERATIONS

Three months ended September 30, 2019

Revenue

		Q3 2019			Q3 2018%
	Tucano	GMC	Topia	Total	GMC	Topia	Total	Change
Sales quantities
Gold (ounces)	40,024	2,787	214	43,025	3,401	222	3,623	1,088%
Silver (ounces)	—	127,834	267,496	395,330	213,858	188,292	402,150	-2%
Lead (tonnes)	—	—	547	547	—	501	501	9%
Zinc (tonnes)	—	—	529	529	—	472	472	12%
Au eq oz sold	40,024	4,385	5,709	50,118	6,075	4,517	10,592	373%
Revenue (000’s)
Gold revenue	$58,338	$4,172	$320	$62,830	$4,031	$265	$4,296	1,363%
Silver revenue	—	2,265	4,725	6,990	3,083	2,728	5,811	20%
Lead revenue	—	—	1,145	1,145	—	944	944	21%
Zinc revenue	—	—	1,226	1,226	—	1,105	1,105	11%
Smelting and refining charges	(93)	(293)	(803)	(1,189)	(323)	(142)	(465)	156%
Total revenue	$58,245	$6,144	$6,613	$71,002	$6,791	$4,900	$11,691	507%
Average realized metal prices and FX rates
Gold (per ounce)				$1,460			$1,186	23%
Silver (per ounce)				$17.68			$14.45	22%
Lead (per pound)				$0.95			$0.86	10%
Zinc (per pound)				$1.05			$1.06	-1%
USD/CAD				1.320			1.309	1%
USD/BRL				3.973			3.955	0%
USD/MXN				19.431			18.987	2%

Revenue generated in the third quarter was $71.0 million, represented an increase of $59.3 million or 507% compared to the third quarter of 2018. This was primarily attributable to the gold production and sales from Tucano of 40,024 gold ounces ($58.2 million effect), and higher realized gold, silver and lead prices ($2.3 million effect). These factors were partly offset by lower sales volume from the Mexican operations ($0.6 million effect), primarily as a result of the temporary suspension of operations at the Guanajuato Mine. Also contributing to the decrease was higher Topia smelting and refining charges, which are netted against revenue (net $0.6 million effect).

GREAT PANTHER MINING LIMITED	Page 18
Management’s Discussion & Analysis

(000’s)	Q3 2019	Q3 2018	Change	% Change
Revenue	$71,002	$11,691	$59,311	507%
Production costs	50,982	11,024	39,958	362%
Mine operating earnings before non-cash items[1]	20,020	667	19,353	2,901%
Amortization and depletion	9,773	446	9,327	2,091%
Share-based compensation	80	164	(84)	-51%
Mine operating earnings	10,167	57	10,110	17,737%
Mine operating earnings before non-cash items (% of revenue)	28%	6%
Mine operating earnings (% of revenue)	14%	0%
G&A expenses	2,876	1,379	1,497	109%
EE&D expenses	2,901	2,629	272	10%
Business acquisition costs	78	712	(634)	-89%
Care and maintenance costs	213	—	213	100%
Finance and other expense (income)	9,738	(1,112)	10,850	976%
Tax expense (recovery)	495	91	404	444%
Net loss	$(6,134)	$(3,642)	$(2,492)	-68%
Adjusted EBITDA[1]	$13,721	$(2,968)	$16,689	562%

Production Costs

Production costs for the third quarter of 2019 increased by $40.0 million compared to the third quarter of 2018. The increase was due to the addition of the Tucano operation ($41.7 million effect, which includes $18.7 million in mining costs, and $15.5 million in processing costs), and higher MXN production costs at the Topia operation ($0.7 million effect) due to cost increases over the comparative period in salaries and wages, mining contractor rates and production bonuses, mine rehabilitation and maintenance costs, general plant maintenance costs, electricity rates, and rates for concentrate freight. These were partly offset by the lower MXN production costs at the GMC operation from the restructuring efforts earlier in the year ($1.1 million effect), lower sales volume from the Mexican operations ($1.1 million effect) and the weakening of the MXN to the USD which had the impact of reducing production costs in USD terms ($0.2 million effect).

Mine Operating Earnings

Mine operating earnings before non-cash items increased by $19.4 million relative to the third quarter of 2018 as revenue increased by $59.3 million, which was partly offset by the $40.0 million increase in production costs.

Amortization and depletion increased compared to the third quarter of 2018 primarily due to the addition of Tucano amortization and depletion of $8.7 million.

General and administrative expenses

G&A expenses for the third quarter of 2019 increased 109% compared to the same period in 2018, primarily related to the Acquisition. G&A reflected approximately $1.0 million of Tucano G&A expenditures that include $0.6 million of Brazil G&A, and $0.4 million of ongoing costs to wind down the former Australian head office of Tucano. The wind-down of the former Australian head office is expected to be largely completed by the first quarter of 2020 and related expenditures should be substantially eliminated following the first quarter of 2020. Share-based compensation included in G&A also increased by $0.4 million as the Company made the annual share-based award grants to its employees and directors during the third quarter of 2019.

1 The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 19
Management’s Discussion & Analysis

Exploration, evaluation and development expenses

EE&D expenses for the third quarter of 2019 increased $0.3 million or 10% compared to the same period in 2018, mainly due to $0.3 million incurred on the Guanajuato focused exploration program, $0.3 million incurred on San Ignacio exploration drilling, $0.2 million incurred on Topia exploration, and $0.1 million Tucano exploration expenses. These were partly offset by $0.5 million of reduction in Coricancha expenditures (there were only care and maintenance expenditures for the third quarter of 2019 as the BSP was completed in June 2019, compared to the third quarter of 2018 when the Company commenced the BSP and incurring costs associated with the BSP). Also contributing to the decrease was a $0.1 million decrease in corporate development expenses.

Finance and other income (expense)

Finance and other income (expense) primarily reflects interest income or expense and foreign exchange gains and losses. In the third quarter of 2019, the Company recorded $9.7 million finance and other expense, compared to the third quarter of 2018 where the Company recorded $1.1 million of finance and other income. During the quarter ended September 30, 2019, the Company recorded foreign exchange losses of $6.8 million (primarily unrealized) compared to foreign exchange gains of $0.8 million in the third quarter of 2018. The Company recorded $4.4 million of foreign exchange losses in the third quarter of 2019 as a result of a negative mark-to-market valuation on the Company’s BRL/USD foreign exchange forward contracts and the addition of Tucano that resulted in $2.6 million of foreign exchange losses that mainly arose from the translation of foreign currency denominated borrowings into the Company’s USD presentation currency due to the weakening of BRL against the USD since June 30, 2019. There were also other expenses in this category primarily consisting of interest expenses related to Tucano borrowings and past due payables of $1.5 million, a $1.0 million write-off of Tucano’s ICMS that was determined to be unrecoverable, and $0.5 million of accretion expense on lease liabilities. In addition, interest income decreased by $0.2 million.

To hedge exposure to foreign exchange fluctuations, the Company enters into foreign exchange contracts. These have been primarily forward contracts for the purchase of BRL and MXN, and generally for terms of not more than six months. As at October 30, 2019, the Company had BRL forward contracts with a notional USD value $73.5 million with an average BRL/USD exchange value of 4.12 compared to the prevailing BRL/USD exchange rate on the same day of approximately 3.99 which would result in a positive mark-to-market revaluation.

Tax expense

Income tax expense increased by $0.4 million in the third quarter of 2019, compared to the same period in 2018, which was mainly due to $0.5 million of current income tax expense at Tucano.

Net loss

The third quarter of 2019 reflected a net loss of $6.1 million compared to $3.6 million in the third quarter of 2018. The change was largely accounted for by a $10.8 million increase in finance and other expense, a $1.5 million increase in G&A expenses, a $0.3 million increase in EE&D expenses, a $0.2 million in care and maintenance expenses for the Guanajuato Mine, and a $0.4 million increase in income tax expense. These factors were partly offset by a $10.1 million increase in mine operating earnings, and a $0.6 million decrease in acquisition costs related to the acquisition of Tucano incurred in the comparative period.

Adjusted EBITDA

Adjusted EBITDA was $13.7 million in the third quarter of 2019, compared to negative $3.0 million in the third quarter of 2018. The increase reflects a $19.4 million increase in mine operating earnings before non-cash items. This was partly offset by a $1.0 million increase in G&A cash expenses, a $1.1 million increase in other expenses, a $0.4 million increase in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions), and $0.2 million in Guanajuato care and maintenance costs.

GREAT PANTHER MINING LIMITED	Page 20
Management’s Discussion & Analysis

Nine months ended September 30, 2019

Revenue

	Nine months ended September 30, 2019				Nine months ended September 30, 2018%
	Tucano	GMC	Topia	Total	GMC	Topia	Total	Change
Sales quantities
Gold (ounces)	71,808	8,508	748	81,064	14,718	579	15,297	430%
Silver (ounces)	—	387,420	644,558	1,031,978	832,855	525,563	1,358,418	-24%
Lead (tonnes)	—	—	1,383	1,383	—	1,320	1,320	5%
Zinc (tonnes)	—	—	1,478	1,478	—	1,197	1,197	23%
Au eq oz sold	71,808	13,350	14,963	100,121	25,129	12,160	37,289	169%
Revenue (000’s)
Gold revenue	$99,751	$11,767	$1,000	$112,518	$18,943	$733	$19,676	472%
Silver revenue	—	6,207	10,280	16,487	13,227	8,252	21,479	-23%
Lead revenue	—	—	2,750	2,750	—	2,935	2,935	-6%
Zinc revenue	—	—	3,857	3,857	—	3,348	3,348	15%
Ore processing revenue	—	—	66	66	—	—	—	100%
Smelting and refining charges	(179)	(828)	(1,697)	(2,704)	(1,254)	(397)	(1,651)	-64%
Total revenue	$99,572	$17,146	$16,256	$132,974	$30,916	$14,871	$45,787	190%
Average realized metal prices and FX rates
Gold (per ounce)				$1,388			$1,286	8%
Silver (per ounce)				$15.98			$15.81	1%
Lead (per pound)				$0.90			$1.01	-11%
Zinc (per pound)				$1.18			$1.27	-7%
USD/CAD				1.329			1.288	3%
USD/BRL				3.885			3.602	8%
USD/MXN				19.256			19.042	1%

Revenue increased by $87.2 million or 190% primarily attributable to the gold production and sales from the Tucano operation of 71,808 gold ounces ($99.6 million effect), higher realized metal prices (mainly gold, $0.5 million effect), and ore processing revenue ($0.1 million effect). These factors were partly offset by lower sales volume from the Mexican operations ($12.1 million effect), and higher smelting and refining charges which are netted against revenue ($0.9 million effect).

GREAT PANTHER MINING LIMITED	Page 21
Management’s Discussion & Analysis

(000’s)	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change	% Change
Revenue	$132,974	$45,787	$87,187	190%
Production costs	97,051	35,784	61,267	171%
Mine operating earnings before non-cash items[1]	35,923	10,003	25,920	259%
Amortization and depletion	21,238	2,659	18,579	699%
Share-based compensation	238	365	(127)	-35%
Mine operating earnings	14,447	6,979	7,468	107%
Mine operating earnings before non-cash items (% of revenue)	27%	22%
Mine operating earnings (% of revenue)	11%	15%
G&A expenses	8,574	4,736	3,838	81%
EE&D expenses	10,148	8,572	1,576	18%
Business acquisition costs	2,863	712	2,151	302%
Care and maintenance costs	599	—	599	100%
Finance and other expense (income)	12,280	(1,089)	13,369	nm2
Tax expense	891	552	339	61%
Net loss	$(20,908)	$(6,504)	$(14,404)	nm2
Adjusted EBITDA[1]	$15,751	$(2,416)	$18,167	nm2

Production Costs

Production costs increased by $61.3 million primarily due to the addition of the Tucano operation ($69.6 million effect). MXN production costs increased at the Topia operation ($1.9 million effect) due to cost increases over the comparative period in salaries and wages, mining contractor rates and production bonuses, mine rehabilitation and maintenance costs, general plant maintenance costs, electricity rates, and rates for concentrate freight. These were partly offset by lower sales volume from the Mexican operations ($10.0 million effect), and the weakening of the BRL and MXN to the USD which had the impact of decreasing production costs in USD terms ($0.2 million effect).

Mine Operating Earnings

Mine operating earnings before non-cash items increased by $25.9 million as revenue increased by $87.2 million, which was partly offset by the $61.3 million increase in production costs.

Amortization and depletion increased primarily due to the addition of Tucano amortization and depletion of $18.4 million and the decrease in the mine life of Topia for accounting purposes based on the increase in production rate anticipated in 2019 and future years. These were partly offset by the cessation of amortization of Guanajuato plant and equipment at the end of the first quarter of 2018 as it was fully amortized.

1 The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 The data presented for the nine months ended September 30, 2019 is the period from March 5, 2019 to September 30, 2019 for which the Company owned Tucano following the Acquisition. Therefore, a comparison of the financial results to the comparative periods is not meaningful (“nm”).

GREAT PANTHER MINING LIMITED	Page 22
Management’s Discussion & Analysis

General and administrative expenses

G&A expenses increased 81% primarily due to the addition of Tucano G&A expenses of $2.7 million, non-recurring legal and consulting fees incurred on the Company’s efforts to search for and evaluate other financing options of $0.3 million, non-recurring audit and review fees of $0.2 million related to the Acquisition, adoption of IFRS 16 - Leases, and the recent financing arrangements (base shelf prospectus, bought deal financing and ATM Facility), a $0.3 million increase in amortization and depletion due to the adoption of IFRS 16 - Leases, and a $0.5 million increase in share-based compensation. These were partly offset by a reduction in general corporate and Mexico G&A costs of $0.3 million.

Exploration, evaluation and development expenses

EE&D expenses increased $1.6 million or 18% mainly due to a $1.2 million increase in expenditures related to the Coricancha BSP, a $0.6 million increase in San Ignacio development expenses, $0.5 million related to the additional development performed at Topia to increase current mining rates to achieve a higher production level for the expanded processing plant, $0.4 million of Tucano EE&D expenses, a $0.4 million increase in Guanajuato exploration drilling, and $0.2 million in San Ignacio exploration drilling. These factors were partly offset by a $1.0 million decrease in Guanajuato development expenses as it is currently on care and maintenance, and a $0.7 million decrease in corporate development expenses as the corporate development costs in the nine months ended September 30, 2019 were related to the Acquisition and were therefore presented as business acquisition costs, whereas in the comparative period, the Company incurred $0.6 million of costs to search for and evaluate other potential acquisition targets.

Finance and other income (expense)

Finance and other expense increased by $13.4 million primarily due to a $5.6 million increase in foreign exchange losses as a result of the addition of Tucano foreign exchange losses that mainly arose from the translation of foreign currency denominated borrowings into the Company’s USD presentation currency, and the BRL/USD forward foreign exchange contracts which were marked to market at the prevailing exchange rate at September 30, 2019 (4.16 BRL/USD). Also contributing to the increase were a $3.8 million increase in finance costs related to interest expense on the Tucano borrowings and past due payables, a $2.5 million increase in other expenses primarily due to the write-off of Tucano’s ICMS, $1.2 million of accretion expense on lease liabilities, and a $0.5 million decrease in interest income. These were partly offset by a $0.2 million decrease in accretion expense on reclamation and remediation provision.

Tax expense

Income tax expense increased by $0.3 million, compared to the same period in 2018, which was mainly due to the addition of Tucano current income tax expense of $0.4 million.

Net income (loss)

The increase in net loss was largely due to a $13.4 million increase in finance and other expense, $3.8 million increase in G&A expenses (primarily due to the addition of Tucano), $2.2 million of acquisition costs related to the acquisition of Tucano, a $1.6 million increase in EE&D expenses, $0.6 million in Guanajuato Mine care and maintenance costs, and a $0.3 million increase in income tax expense. These factors were partly offset by a $7.5 million increase in mine operating earnings.

Adjusted EBITDA

The $18.2 million increase in adjusted EBITDA was primarily due to a $25.9 million increase in mine operating earnings before non-cash items, which was partly offset by a $3.0 million increase in G&A expenses before non-cash items, a $2.5 million increase in other expenses, a $1.6 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in reclamation provisions) and $0.6 million in care and maintenance costs.

GREAT PANTHER MINING LIMITED	Page 23
Management’s Discussion & Analysis

OUTLOOK

Tucano update

Urucum Central South Pit

As noted in the Significant Events section, the Company discovered a geotechnical issue in the west wall of UCS at Tucano in October 2019. Accordingly, Great Panther has taken UCS out of its short term production plan for the balance of 2019 and is conducting a full geotechnical review of UCS and is monitoring UCS and all other Urucum pits. After 2019, UCS was not scheduled to return to production until 2021 and 2022. To compensate for the loss of UCS production, the Company has re-sequenced and accelerated production from other pits, primarily the Urucum North and Urucum South pits. The Company is in the process of preparing the UCS Work Plan for the remediation of UCS, which is expected to be completed in the first quarter of 2020.

Mineral Resource and Mineral Reserve Update

As noted in the Significant Events section, the Company is preparing an updated Mineral Resource and Mineral Reserve estimate for Tucano with an effective date of September 30, 2019.

Exploration Program Update

Great Panther continues to advance its exploration program at Tucano following the announcement of high-grade drilling results in July. The program is expected to complete 7,450 metres in 36 holes by the end of the year, all comprising near or in-mine targets. The program is aimed at realizing Tucano’s significant near mine exploration potential to extend mine life and increase options on grade within Tucano’s current open pit and underground resource base. In addition, work has commenced on a further regional exploration program focused on the extensive land package surrounding Tucano with the objective of capitalizing on Tucano’s significant longer-term exploration potential.

GMC Update

At GMC, production continues to be sourced primarily from the San Ignacio Mine, while an exploration program at the Guanajuato Mine continues to be advanced with the objective of identifying in-situ blocks of higher-grade mineralization in order to bring the Guanajuato Mine back into full production in 2020. The Company is planning to complete and announce an updated NI 43-101 resource estimate for GMC based on this year’s exploration program in the first quarter of 2020.

Topia Update

At the Topia Mine, the Company continues exploration drilling to better define existing mineral resources, and to extend the mineral resources into new areas, both in terms of along presently mined veins and along new veins.

Coricancha Update

At the Coricancha Mine in Peru, the Company approved a positive production decision following the completion of the BSP which confirmed the key operating assumptions contained in its PEA announced in May 2018. Previously, the Company had announced that the restart was anticipated in 2020; however, due to the geotechnical problem discovered at Tucano as noted above, the Company is reviewing the conditions under which a restart of Coricancha production can be implemented.

GREAT PANTHER MINING LIMITED	Page 24
Management’s Discussion & Analysis

Guidance

As a result of the geotechnical issue encountered at the UCS at Tucano, the Company lowered its production guidance for the fourth quarter of 2019 as per the Company’s news release on October 15, 2019. Based on production through to the third quarter of 2019 at its Mexico operations, the Company also revised the full year guidance for Mexico.

Production and cash cost guidance	Q1 2019 Actual	Q2 2019 Actual	Q3 2019 Actual	Previous FY 2019 Guidance	Revised FY 2019 Guidance	FY 2018 Actual
Gold equivalent ounces[1] - Tucano (from March 5, 2019 acquisition date)	5,164	29,899	36,317	125,000 - 135,000	110,000 - 115,000	n/a
Gold equivalent ounces[1] - Mexico	9,696	10,023	11,057	46,500 - 50,000	40,000 - 45,000	52,137
Total gold equivalent ounces[1]	14,860	39,922	47,374	171,500 - 185,000	150,000 - 160,000	52,137
Cash cost per gold ounce sold[2]	$793	$914	$995	$ 820 - $ 890	$ 930 - $ 970	$664
AISC per gold ounce sold, excluding corporate G&A expenditures[2]	$1,404	$1,167	$1,330	$ 1,030 - $ 1,130	$ 1,230 - $ 1,270	$943

Tucano production guidance	Previous Q4 2019 Guidance	Revised Q4 2019 Guidance
Gold ounces	55,000 - 59,600	39,000 - 44,000

It is cautioned that cash cost and AISC are very sensitive to the MXN and BRL foreign exchange rates, and metal prices through the computation of by-product credits. To manage the Company’s exposure to changes in the BRL and MXN exchange rates, the Company may enter into forward contracts for these foreign currencies against USD at various rates and maturity dates.

The Company is maintaining its guidance for non-sustaining capital expenditures and EE&D expenses for the year ended December 31, 2019:

Capex and EE&D expense guidance	Nine months ended September 30, 2019	FY 2019 Guidance	Revised FY 2019 Guidance per gold ounce sold
Non-sustaining capital expenditures (including Tucano near mine exploration)	$ 4.1 million	$ 7.0 - $ 8.5 million	$ 44 - $ 57
Non-sustaining EE&D (including Coricancha and GMC exploration)	$ 7.4 million	$ 8.8 - $ 10.7 million	$ 55 - $ 71

Note however, that the above noted guidance on a per gold ounce sold basis has been revised due to the anticipated reduction in production at Tucano as a result of the UCS geotechnical issue.

1 Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 Cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, and AISC per gold ounce sold are non-GAAP measures. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 25
Management’s Discussion & Analysis

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	September 30, 2019	December 31, 2018	Change
Cash and cash equivalents	$27,275	$24,524	$2,751
Short-term deposits	$—	$26,057	$(26,057)
Net working capital	$12,715	$61,851	$(49,136)

Cash and short-term deposits decreased by $23.3 million in the nine months ended September 30, 2019 primarily due to $25.4 million of net cash repayment of Tucano borrowings, largely in connection with negotiated repayments with creditors of the acquired parent company of Tucano and change of control provisions. Capital investments drew $23.5 million in additions to plant and equipment, including $15.1 million of capitalized stripping at Tucano, $2.1 million of capitalized drilling expenditures at Tucano, and $3.3 million on the Topia expansion project. Lease liability repayments amounted to $4.4 million. These were partly offset by contributions to cash which included $16.0 million of net proceeds from the bought deal financing, $8.9 million of cash provided by operating activities, $2.7 million of partial repayment on the loan advanced to Tucano’s former parent company, $1.4 million of cash received upon the Acquisition, $0.5 million in proceeds from the exercise of stock options, and $0.4 million in net cash recovery of the Coricancha environmental bond.

Net working capital was $12.7 million as at September 30, 2019, a decrease of $49.1 million from the start of the year. The decrease was mainly due to the $35.9 million of net repayments of Tucano’s long-term borrowings ($25.4 million net cash repayments and $10.5 million repayment via issuance of shares), $23.5 million additions to mineral property, plant and equipment, and $5.7 million of lease liabilities recognized upon the adoption of IFRS 16 - Leases. The Company’s current borrowings reflect $14.3 million of unsecured revolving credit facilities of its Brazilian subsidiary, and $10.1 million of unsecured debt owed to MACA. These were partly offset by the $16.0 million net cash proceeds from the bought deal financing.

Operating activities

For the three months ended September 30, 2019, cash flows provided by operating activities amounted to $21.7 million, compared to outflows of $1.2 million cash used by operating activities in the third quarter of 2018. The $22.9 million increase in cash flows was primarily due to an increase in mine operating earnings before non-cash items of $19.4 million, an increase in net working capital of $7.0 million, a decrease in acquisition costs as the comparative period reflected $0.6 million of acquisition costs related to Tucano, and an increase in net realized foreign exchange gains of $0.3 million. These factors were partly offset by an increase in interest paid of $1.6 million, an increase in other expenses of $1.1 million, an increase in G&A cash expenses of $1.0 million, an increase in EE&D cash expenses of $0.4 million, Guanajuato Mine care and maintenance costs of $0.2 million, and a decrease in interest received of $0.2 million.

For the nine months ended September 30, 2019, cash flows provided by operating activities amounted to $8.9 million, compared to $2.2 million for the nine months ended September 30, 2018. The $6.7 million increase in cash flows was primarily due to an increase in mine operating earnings before non-cash items of $25.9 million, an increase in realized foreign exchange gains of $1.9 million, and a decrease in income taxes paid of $1.0 million. These factors were partly offset by a decrease in net working capital of $7.6 million, an increase in interest paid of $4.3 million, an increase in G&A cash expenses of $3.1 million, an increase in other expenses of $2.5 million, an increase in Beadell business acquisition costs of $2.2 million, an increase in EE&D cash expenses of $1.5 million, Guanajuato Mine care and maintenance costs of $0.6 million, and a decrease in interest received of $0.3 million.

Investing activities

The Company invests in short term deposits and similar instruments as part of its routine cash management procedures when it has excess cash. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short terms deposits, the Company’s cash outflows in the third quarter of 2019 included $13.1 million for additions to mineral properties, plant and equipment (including $8.4 million of capitalized stripping costs at Tucano), compared to $0.7 million in additions of plant and equipment in the third quarter of 2018.

GREAT PANTHER MINING LIMITED	Page 26
Management’s Discussion & Analysis

For the nine months ended September 30, 2019, the Company invested $23.5 million in mineral properties, plant and equipment, including $15.1 million of capitalized stripping at Tucano, $2.1 million of capitalized confirmation and conversion drilling expenditures at Tucano, and $3.3 million on the Topia expansion project. This was partly offset by $2.7 million of partial repayment received on the loan advanced to Beadell prior to the Acquisition, the $1.4 million cash received upon the Acquisition, and a $0.4 million net cash recovery in relation to the Coricancha environmental bond. The investing cash outflows during the first nine months of 2018 related to $1.5 million in additions of plant and equipment.

Financing activities

Cash flows provided by financing activities amounted to $8.8 million during the third quarter of 2019 which can be primarily attributed to $16.0 million of net cash proceeds from the bought deal financing, partly offset by the net cash repayment of Tucano borrowings of $5.2 million, and payment of lease liabilities of $2.0 million. The minimal financing cash inflows during the third quarter of 2018 related to proceeds from the exercise of stock options.

For the nine months ended September 30, 2019, the Company used $13.4 million cash consisting of net cash repayment of borrowings of $25.4 million, and payment of lease liabilities of $4.4 million, partly offset by the $16.0 million of net proceeds from the bought deal financing, and proceeds from the exercise of stock options of $0.5 million. The financing cash inflows for the nine months ended September 30, 2018 related to $0.3 million in proceeds from the exercise of stock options.

Trends in liquidity and capital resources

The Company anticipates that along with its cash flows generated from mining activities, and its current cash and other net working capital, it will require additional sources of capital in the next twelve months to fund capital investments and projects (including near mine exploration at Tucano and development plans for Coricancha). In April 2019, the Company settled convertible debentures assumed in the Acquisition in the amount of $10.5 million pursuant to a change of control right on the part of the convertible debenture holders. Also since the Acquisition, the Company made cash repayments totaling $10.3 million ($9.5 million to September 30, 2019 and $0.8 million subsequent) in connection with an amended credit agreement with MACA, repaid the $5.0 million Santander - Itaú Facility in full, and repaid $1.0 million of the unsecured bank facilities.

Although the Company completed an equity financing for gross proceeds of $17.3 million (as noted in the Significant Events section) in the third quarter and currently projects positive operating cash flow for the current quarter, the Company expects that it will require further financing in the next twelve months under its current business plan. The Company has been deferring certain discretionary spending and undertaking cost cutting measures in order to reduce the amount of further financing anticipated under the current plan.

In addition to the noted equity financing, in July 2019, the Company entered into an ATM Agreement under which it can sell common shares up to aggregate gross proceeds of $25 million. To date, the Company has not issued any shares under the ATM Facility.

The Company is actively reviewing and considering additional financing options, including potential equity and secured debt financing, which it considers probable in terms of completion based on the asset base and financial position of the Company. The Company plans to seek the appropriate mix of debt and equity financing to balance minimizing dilution to existing investors and leveraging its asset base which is largely unencumbered as the Company’s debt obligations are primarily unsecured.

The timing and amounts of additional financing will be dependent both on market conditions and the terms available to the Company, as well as the Company’s determination’s on timing in consideration of the performance of the Company’s operations. As a result, the Company may determine to defer certain capital expenditures, including the restart of Coricancha, to balance the Company’s requirements for capital against the need to ensure that the financing arrangements are aligned with the Company’s longer term capital plans. The Company has also been actively pursuing refunds on its Brazil Program of Social Integration (“PIS”) and Contribution for the Financing of Social Security (“COFINS”) federal input tax receivables and has been successful in its collection. Subsequent to September 30, 2019, the Company received a total of $3.1 million (BRL 13.0 million) of refunds.

Of the $25.1 million of current borrowings at September 30, 2019, $0.8 million was repaid at the date of this MD&A and there are approximately $10.2 million of repayments due in the remainder of 2019.

As the Company met its previously stated objective to grow by acquisition, in the next twelve months, the Company will be focusing on Tucano optimization and exploration, including a plan to rehabilitate UCS. In addition, a continued focus will be on completing the exploration program at Guanajuato, overall improvement of performance of the Mexican operations, and raising capital and establishing the conditions for a successful restart of Coricancha.

GREAT PANTHER MINING LIMITED	Page 27
Management’s Discussion & Analysis

The Company’s operating cash flows are very sensitive to the prices of gold and silver, and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has not entered into any long-term hedging arrangements in respect of its metal production.

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$47	$15	$32	$—	$—
Drilling services	429	429	—	—	—
Equipment purchases	1,472	1,472	—	—	—
Reclamation and remediation (undiscounted)	45,716	57	10,771	8,928	25,960
Total	$47,664	$1,973	$10,803	$8,928	$25,960

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar N.V. (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha, including certain reclamation and remediation obligations noted in the table above. As at September 30, 2019, the Company’s unaudited condensed interim consolidated financial statements reflected a reimbursement right in the amount of $9.2 million in respect of these reclamation and remediation obligations that will be recoverable from the Vendor when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at September 30, 2019, the Company had recorded a reimbursement right in the amount of $1.9 million in respect of certain fines and sanctions, and legal claims that will be recoverable from the Vendor upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendor agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. Should the Company make a decision to permanently close Coricancha prior to June 30, 2020, the bond will be used to pay for remediation costs and obligations. If the Company has not made a decision to permanently close Coricancha by June 30, 2020, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from these obligations.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

GREAT PANTHER MINING LIMITED	Page 28
Management’s Discussion & Analysis

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2018 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Significant new judgments made by management during the three and nine month periods ended September 30, 2019 are those associated with the new significant judgements related to lessee accounting under IFRS 16 - Leases, purchase price accounting in arriving at estimated acquisition-date fair values for the net assets acquired and liabilities assumed on the Acquisition, determinations of the likelihood of loss for provisions and contingent liabilities related to the litigation matters assumed upon the Acquisition, and the determination that the functional currency of Beadell Brasil Ltda is the BRL and that of Beadell Resources Limited Australia is the Australian dollar (“A$”).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the new IFRS 16 - Leases accounting standard effective January 1, 2019. See note 3 of the unaudited condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2019 for the impacts of the adoption of this standard.

NEW ACCOUNTING STANDARDS

There are no new accounting standards applicable to the Company.

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$27,275	Amortized cost	Credit, currency, interest rate
Short-term deposits	$—	Amortized cost	Credit, interest rate
Marketable securities	$1	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$5,368	Amortized cost	Credit, commodity price
Derivative assets	$104	Fair value through profit or loss	Credit, currency, interest rate
Derivative liabilities	$1,879	Fair value through profit or loss	Credit, currency, interest rate
Restricted cash	$925	Amortized cost	Credit, currency, interest rate
Trade payables	$31,340	Amortized cost	Currency, liquidity
Borrowings	$32,781	Amortized cost	Currency, liquidity, interest rate

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 20 of the annual audited consolidated financial statements for the year ended December 31, 2018.

1 As at September 30, 2019.

GREAT PANTHER MINING LIMITED	Page 29
Management’s Discussion & Analysis

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 311,377,150 common shares issued and outstanding. There were 9,228,664 options, 2,215,248 restricted share units, 825,100 performance-based restricted share units, and 946,150 deferred share units outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non- cash items, EBITDA and adjusted EBITDA each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000’s)	Q3 2019	Q3 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net loss for the period	$(6,134)	$(3,642)	$(20,908)	$(6,504)
Income tax expense	495	91	891	552
Interest income	(125)	(341)	(615)	(1,079)
Finance costs	2,032	27	5,393	665
Amortization of mineral properties, plant and equipment	9,888	473	21,571	2,738
EBITDA	$6,156	$(3,392)	$6,332	$(3,628)
Business acquisition costs	78	712	2,863	712
Foreign exchange loss (gain)	6,781	(750)	5,050	(599)
Share-based compensation	705	334	1,507	1,104
Changes in reclamation estimates recorded in EE&D	1	128	(1)	(5)
Adjusted EBITDA	$13,721	$(2,968)	$15,751	$(2,416)

GREAT PANTHER MINING LIMITED	Page 30
Management’s Discussion & Analysis

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		GMC		Topia
	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018
Production costs (sales basis)	$41,640	$—	$4,150	$7,388	$5,192	$3,636
Change in concentrate inventory	—	—	103	1,167	(314)	(23)
Selling costs	—	—	(53)	(72)	(233)	(180)
Production costs (production basis)	$41,640	$—	$4,200	$8,483	$4,645	$3,433
Tonnes milled, including custom milling	747,498	—	44,001	74,303	21,761	18,617
Cost per tonne milled	$56	$—	$95	$114	$213	$184

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the nine months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		GMC		Topia
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Production costs (sales basis)	$69,573	$—	$13,547	$25,653	$13,931	$10,131
Change in concentrate inventory	—	—	(107)	(232)	(33)	230
Selling costs	—	—	(175)	(230)	(626)	(460)
Production costs (production basis)	$69,573	$—	$13,265	$25,191	$13,272	$9,901
Tonnes milled, including custom milling	1,660,347	—	138,900	230,236	61,360	54,722
Cost per tonne milled	$42	$—	$95	$109	$216	$181

GREAT PANTHER MINING LIMITED	Page 31
Management’s Discussion & Analysis

Cash cost per gold ounce sold

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely- reported measure in the precious metals mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure, and consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

The Company’s primary business is gold and silver production with the Acquisition, and its future development and current operations focus on maximizing returns from gold production at Tucano, and silver production at GMC and Topia, and other metal production associated with the silver production process. As gold is the primary metal produced by value since the addition of Tucano, silver, zinc and lead produced from operations are considered as by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a per payable gold ounce basis. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits from silver, zinc and lead sales that are associated with the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to differences between production and sales volumes.

GREAT PANTHER MINING LIMITED	Page 32
Management’s Discussion & Analysis

The following table reconciles cash cost per gold ounce sold to production costs for the three months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018
Production costs (sales basis)	$41,640	$—	$9,342	$11,024	$50,982	$11,024
Smelting and refining charges	93	—	1,096	465	1,189	465
Revenue from custom milling	—	—	—	—	—	—
Cash operating costs	41,733	—	10,438	$11,489	52,171	$11,489
Gross by-product revenue
Silver by-product revenue	—	—	(6,990)	(5,811)	(6,990)	(5,811)
Lead by-product revenue	—	—	(1,145)	(944)	(1,145)	(944)
Zinc by-product revenue	—	—	(1,226)	(1,105)	(1,226)	(1,105)
Cash operating costs, net of by-product revenue	$41,733	$—	$1,077	$3,629	$42,810	$3,629
Gold ounces sold	40,024	—	3,001	3,623	43,025	3,623
Cash cost per gold ounce sold	$1,043	$—	$359	$1,002	$995	$1,002

The following table reconciles cash cost per gold ounce sold to production costs for the nine months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Production costs (sales basis)	$69,573	$—	$27,478	$35,784	$97,051	$35,784
Smelting and refining charges	179	—	2,525	1,651	2,704	1,651
Revenue from custom milling	—	—	(66)	—	(66)	—
Cash operating costs	69,752	—	29,937	$37,435	99,689	$37,435
Gross by-product revenue
Silver by-product revenue	—	—	(16,488)	(21,479)	(16,488)	(21,479)
Lead by-product revenue	—	—	(2,749)	(2,935)	(2,749)	(2,935)
Zinc by-product revenue	—	—	(3,857)	(3,349)	(3,857)	(3,349)
Cash operating costs, net of by-product revenue	$69,752	$—	$6,843	$9,672	$76,595	$9,672
Gold ounces sold	71,808	—	9,256	15,297	81,064	15,297
Cash cost per gold ounce sold	$971	$—	$739	$632	$945	$632

GREAT PANTHER MINING LIMITED	Page 33
Management’s Discussion & Analysis

Cash cost per payable silver ounce

Although the Company’s primary metal produced by value is now gold subsequent to the Acquisition, the Company still uses cash cost per payable silver ounce to manage and evaluate operating performance at its Mexican operating mines, GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is therefore continuing to provide the following table that reconciles cash cost per payable silver ounce to production costs for the three months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	Q3 2019	Q3 2018	Q3 2019	Q3 2018
Production costs (sales basis)	$4,150	$7,388	$5,192	$3,636
Smelting and refining charges	293	323	803	142
Revenue from custom milling	—	—	—	—
Cash operating costs	4,443	$7,711	5,995	$3,778
Gross by-product revenue
Gold by-product revenue	(4,172)	(4,031)	(320)	(265)
Lead by-product revenue	—	—	(1,145)	(944)
Zinc by-product revenue	—	—	(1,226)	(1,105)
Cash operating costs, net of by-product revenue	$271	$3,680	$3,304	$1,464
Payable silver ounces sold	127,834	213,858	267,496	188,292
Cash cost per payable silver ounce	$2.12	$17.21	$12.35	$7.77

The following table reconciles cash cost per payable silver ounce to production costs for the nine months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Production costs (sales basis)	$13,547	$25,653	$13,931	$10,131
Smelting and refining charges	828	1,254	1,697	397
Revenue from custom milling	—	—	(66)	—
Cash operating costs	14,375	$26,907	15,562	$10,528
Gross by-product revenue
Gold by-product revenue	(11,767)	(18,943)	(1,000)	(733)
Lead by-product revenue	—	—	(2,749)	(2,935)
Zinc by-product revenue	—	—	(3,857)	(3,349)
Cash operating costs, net of by-product revenue	$2,608	$7,964	$7,956	$3,511
Payable silver ounces sold	387,420	832,855	644,558	525,563
Cash cost per payable silver ounce	$6.73	$9.56	$12.34	$6.68

GREAT PANTHER MINING LIMITED	Page 34
Management’s Discussion & Analysis

All-in sustaining cost (AISC) per gold ounce sold

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of gold at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, lease liability payments, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

Expenses incurred in respect of Coricancha, El Horcón, Santa Rosa, and other exploration projects were considered non-sustaining.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the three months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Corporate		Consolidated
	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018
Cash operating costs, net of by-product revenue[1]	$41,733	$—	$1,077	$3,629	$—	$—	$42,810	$3,629
G&A costs	—	—	—	—	2,142	1,152	2,142	1,152
Lease liability payments	1,842	—	48	—	54	—	1,944	—
Share-based compensation	—	—	—	—	704	334	704	334
Accretion	—	—	(7)	27	(18)	—	(25)	27
Sustaining EE&D costs	—	—	1,169	632	7	(16)	1,176	616
Stripping costs	8,430	—	—	—	—	—	8,430	—
Sustaining capital expenditures	1,989	—	714	666	—	—	2,703	666
Care and maintenance costs	—	—	213	—	—	—	213	—
All-in sustaining costs	$53,994	$—	$3,214	$4,954	$2,889	$1,470	$60,097	$6,424
Gold ounces sold	40,024	—	3,001	3,623	n/a	n/a	43,025	3,623
AISC per gold ounce sold	$1,349	$—	$1,071	$1,367	n/a	n/a	$1,397	$1,773

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 35
Management’s Discussion & Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the nine months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Corporate		Consolidated
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Cash operating costs, net of by-product revenue[1]	$69,751	$—	$6,843	$9,672	$—	$—	$76,594	$9,672
G&A costs	—	—	—	—	6,961	3,883	6,961	3,883
Lease liability payments	4,058	—	82	—	166	—	4,306	—
Share-based compensation	—	—	—	—	1,507	1,104	1,507	1,104
Accretion	—	—	56	84	—	—	56	84
Sustaining EE&D costs	—	—	2,749	3,027	(15)	19	2,734	3,046
Stripping costs	15,147	—	—	—	—	—	15,147	—
Sustaining capital expenditures	2,528	—	1,737	1,437	—	—	4,265	1,437
Care and maintenance costs	—	—	599	—	—	—	599	—
All-in sustaining costs	$91,484	$—	$12,066	$14,220	$8,619	$5,006	$112,169	$19,226
Gold ounces sold	71,808	—	9,256	15,297	n/a	n/a	81,064	15,297
AISC per gold ounce sold	$1,274	$—	$1,304	$930	n/a	n/a	$1,384	$1,257

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 36
Management’s Discussion & Analysis

AISC per payable silver ounce

As noted above, although the Company’s primary metal produced by value is now gold subsequent to the Acquisition, the Company still believes metrics on a silver basis is meaningful to manage and evaluate operating performance at its Mexican operating mines, GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is therefore continuing to provide the following table that reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the three months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	Q3 2019	Q3 2018	Q3 2019	Q3 2018
Cash operating costs, net of by-product revenue[1]	$271	$3,680	$3,304	$1,464
Lease liability payments	—	—	48	—
Accretion	1	14	(8)	13
Sustaining EE&D costs	709	554	460	78
Sustaining capital expenditures	61	389	653	278
Care and maintenance costs	213	—	—	—
All-in sustaining costs	$1,255	$4,637	$4,457	$1,833
Payable silver ounces sold	127,834	213,858	267,496	188,292
AISC per payable silver ounce	$9.82	$21.68	$16.66	$9.73

The following table reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the nine months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Cash operating costs, net of by-product revenue[1]	$2,608	$7,965	$7,956	$3,512
Lease liability payments	14	—	68	—
Accretion	30	50	26	34
Sustaining EE&D costs	2,142	2,859	607	168
Sustaining capital expenditures	147	797	1,590	640
Care and maintenance costs	599	—	—	—
All-in sustaining costs	$5,540	$11,671	$10,247	$4,354
Payable silver ounces sold	387,420	832,855	644,558	525,563
AISC per payable silver ounce	$14.30	$14.01	$15.90	$8.28

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 37
Management’s Discussion & Analysis

AISC per gold ounce sold, excluding corporate G&A expenditures

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the three months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018
Cash operating costs, net of by-product revenue[1]	$41,733	$—	$1,077	$3,629	$42,810	$3,629
Lease liability payments	1,842	—	48	—	1,890	—
Accretion	—	—	(7)	27	(7)	27
Sustaining EE&D costs	—	—	1,169	632	1,169	632
Stripping costs	8,430	—	—	—	8,430	—
Sustaining capital expenditures	1,989	—	714	666	2,703	666
Care and maintenance costs	—	—	213	—	213	—
All-in sustaining costs	$53,994	$—	$3,214	$4,954	$57,208	$4,954
Gold ounces sold	40,024	—	3,001	3,623	43,025	3,623
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,349	$—	$1,071	$1,367	$1,330	$1,367

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the nine months ended September 30, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Cash operating costs, net of by-product revenue[1]	$69,751	$—	$6,843	$9,672	$76,594	$9,672
Lease liability payments	4,058	—	82	—	4,140	—
Accretion	—	—	56	84	56	84
Sustaining EE&D costs	—	—	2,749	3,027	2,749	3,027
Stripping costs	15,147	—	—	—	15,147	—
Sustaining capital expenditures	2,528	—	1,737	1,437	4,265	1,437
Care and maintenance costs	—	—	599	—	599	—
All-in sustaining costs	$91,484	$—	$12,066	$14,220	$103,550	$14,220
Gold ounces sold	71,808	—	9,256	15,297	81,064	15,297
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,274	$—	$1,304	$930	$1,277	$930

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 38
Management’s Discussion & Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

For accounting purposes, the Acquisition was completed on March 5, 2019. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, the Company anticipates that it will exclude Tucano from its annual assessment of internal controls over financial reporting for the year ending December 31, 2019.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and/or incorporated by reference to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2019 that may constitute forward-looking statements are:

Regarding Tucano:

•	Expectations regarding the timing of the Mineral Resource and Reserve Estimate;
•	Expectations regarding the timing of the completion of the UCS Work Plan;
•	Expectations regarding the results of the geotechnical review of UCS and the ability to resume production at UCS;

GREAT PANTHER MINING LIMITED	Page 39
Management’s Discussion & Analysis

•	Expectations regarding the production profile for Tucano and its ability to meet the production guidance for the remainder of 2019;
•	Expectations regarding the exploration plans;
•	Expectations of significant exploration potential, including multiple in-mine and near-mine opportunities with the potential to extend the mine life;
•	Expectations regarding cost synergies and operating cost reductions that may be achieved after completion of the Acquisition;

Regarding GMC:

•	Expectations that the Company will maintain operations while it continues to compile and submit technical information to the Comisión Nacional del Agua (“CONAGUA”), and while the Company awaits CONAGUA’s review of such information;
•	Expectations that the current tailings footprint at GMC can be maintained and can support operations at GMC until at least 2021;
•	Expectations that permits associated with the use and expansion of the tailings storage facility (“TSF”) at GMC will be granted in due course and on favourable terms, with no suspension of GMC operations;
•	Expectations that additional economic resources are identified at GMC; and
•	Expectations that the Company will receive any additional water use and discharge permits required to maintain operations at GMC.

Regarding Topia:

•	Expectations that permits associated with the use of the TSF will continue to be granted in due course, with no suspension of operations;
•	Expectations regarding the completion of the Phase II TSF;
•	Expectations regarding increasing the processing capacity 2020; and
•	Expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente (“PROFEPA”) by January 2020, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding Coricancha:

•	The expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the Ministry of Energy and Mines (“MEM”), which may also resolve any related fines or penalties;
•	Expectations regarding the availability of funds to restart production;
•	Expectations that the restart will be in 2020;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP;
•	Opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA; and
•	Expectations regarding the reclamation process.

Regarding general corporate matters:

•	Guidance provided in the Outlook section of this MD&A, such as production, cash cost, AISC, capital expenditures, and EE&D expenditures;

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Management’s Discussion & Analysis

•	Expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, the Company will require additional sources of capital in the next twelve months to fund capital investments and projects;
•	Expectations regarding future debt or equity financings;
•	Expectations regarding access to additional capital to fund additional expansion or development plans and general working capital needs; and
•	Expectations in respect of permitting and development activities.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead, zinc, and copper; expected Canadian dollar, BRL, MXN, Peruvian soles and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha reclamation plan; adverse results of the technical, economic and environmental studies to be completed for Coricancha; inability to maintain or obtain permits for operations; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

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Management’s Discussion & Analysis

Further information can be found in the section entitled "Description of the Business - Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

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Management’s Discussion & Analysis

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

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Management’s Discussion & Analysis